UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 13, 2006

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

TABLE OF CONTENTS

Item	Page
Item 1. Press Release Announcing Stratus Technologies’ Tender Offer and Consent Solicitation for its 10.275% Senior Notes due 2008	3
Signatures	4

Item 1.	Press Release Announcing Stratus Technologies’ Tender Offer and Consent Solicitation for its 10.275% Senior Notes Due 2008

STRATUS TECHNOLOGIES ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION FOR ITS 10.375% SENIOR NOTES DUE 2008

MAYNARD, Mass., March 8, 2006 – Stratus Technologies, Inc. (the “Company”) announced today that it has commenced a cash tender offer for any and all of its outstanding $144,885,000 aggregate principal amount of 10.375% Senior Notes due 2008 (CUSIP No. 86317QAB5) (the “Notes”). In connection with the tender offer, the Company is soliciting consents from holders of the Notes to effect certain proposed amendments to the indenture governing the Notes, including, among other things, the elimination of substantially all of the restrictive covenants, certain events of default and amendments of certain other provisions contained in the indenture.

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on April 5, 2006, unless extended or earlier terminated (the “Expiration Time”). The consent solicitation will expire at 5:00 p.m., New York City time, on March 21, 2006, unless extended (the “Consent Time”). Tendered Notes may be validly withdrawn and delivered consents may be validly revoked until the Consent Time.

The total purchase price per $1,000 principal amount of Notes validly tendered and not withdrawn prior to the Consent Time will be based on a fixed spread of 50 basis points over the yield on the Price Determination Date (as defined below) of the 2.875% U.S. Treasury Notes due November 30, 2006 (the “UST Reference Security”). Holders whose Notes are validly tendered and not withdrawn on or before the Consent Time and accepted for purchase by the Company will receive the total purchase price and accrued and unpaid interest up to, but not including, the First Payment Date (as defined below). Holders who validly tender their Notes after the Consent Time will receive payment on the first business day after the date on which the Expiration Time occurs, or promptly thereafter.

The Company is offering to make a consent payment (which is included in the total purchase price described above) of $30.00 per $1,000 principal amount of Notes to holders who validly tender their Notes and deliver their consents at or prior to the Consent Time. Holders who tender their Notes will be required to consent to the proposed amendments and holders may not deliver consents to the proposed amendments without tendering their Notes. No consent payments will be made in respect of Notes tendered after the Consent Time.

The total purchase price will be calculated based on the bid-side price for the UST Reference Security at 2:00 p.m., New York City time, on the second business day preceding the date on which the Consent Time occurs (the “Price Determination Date”). The Company expects this date to be March 17, 2006, unless the tender offer and consent solicitation is extended. Holders who validly tender their Notes and validly deliver their consents by the Consent Time will receive payment on the first business day after the date on which the Consent Time occurs, or promptly thereafter (the “First Payment Date”).

The tender offer and consent solicitation are subject to, among other things, the satisfaction of certain conditions including: (1) receipt of consents from holders of a majority in aggregate principal amount of the outstanding Notes and the execution of a supplement to the indenture, (2) the receipt by the Company of funds sufficient to pay the consideration, costs and expenses for the tender offer and consent solicitation from the incurrence of new indebtedness on terms and conditions satisfactory to the Company and (3) certain other customary conditions.

The complete terms and conditions of the tender offer and consent solicitation are described in (1) the Offer to Purchase for Cash and Solicitation of Consents, dated March 8, 2006, and (2) the related Letter of Transmittal, copies of which may be obtained from D.F. King & Co., Inc., the information agent and tender agent for the tender offer and consent solicitation, at (800) 290-6426 (US toll free) and (212) 269-5550 (collect).

The Company has engaged Goldman, Sachs & Co. to act as the exclusive dealer manager in connection with the tender offer and consent solicitation. Questions regarding the tender offer or consent solicitation may be directed to Goldman, Sachs & Co., Credit Liability Management Group, at (800) 828-3182 (US toll-free) and (212) 357-7867 (collect).

This press release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. The tender offer and consent solicitation are being made solely pursuant to: (1) the Offer to Purchase for Cash and Solicitation of Consents, dated March 8, 2006, and (2) the related Letter of Transmittal and related materials.

About the Company

The Company is a global solutions provider focused exclusively on helping its customers achieve and sustain the availability of information systems that support their critical business processes. Based upon its 25 years of expertise in server and services technology for continuous availability, the Company is a trusted solutions provider to customers in telecommunications, financial services, banking, manufacturing, life sciences, public safety, transportation & logistics, and other industries.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l. (Registrant)

Date: March 13, 2006	By:	/S/ GRAHAM DAVID MCGREGOR-SMITH
Name: Graham David McGregor-Smith Title: Manager